EXHIBIT 17.1

September 6, 2013

The Grilled Cheese Truck, Inc.

641 Lexington Avenue,

Suite 1526

New York, New York 10022

Attention: Board of Directors

Re:         Resignation

Dear The Grilled Cheese Truck, Inc. Board of Directors:

This letter is to notify you that I am resigning as Director of The Grilled Cheese Truck, Inc. (the “Company”). My resignation will take effect as of the date hereof.

My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Dimitri Villard
Dimitri Villard